Putnam Investments
One Post Office Square
Boston, MA 02109
June 5, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Putnam Funds Trust (Reg. Nos. 333-515, 811-07513) on behalf of Putnam Asia Pacific
Equity Fund – Application for Withdrawal of Post Effective Amendment No. 92 to
Registration Statement on Form N-1A filed with the U.S. Securities and Exchange
Commission (the “Commission”) on June 1, 2009.

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Putnam Asia Pacific Equity Fund, a series of Putnam Funds Trust (the “Fund”) hereby requests that the Commission consent to the withdrawal of the Post Effective Amendment No. 92 to Registration Statement of the Fund on Form N-1A that was filed with the Commission on June 1, 2009, along with any exhibits.

The Fund requests that such consent be granted on the grounds that the filing was submitted under an erroneous Form type by our Filing agent (McMunn Associates Inc.).

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Marina Pasquale of Putnam Investments at 617 760 7015

Respectfully submitted,
PUTNAM FUNDS TRUST,
on behalf of Putnam Asia Pacific Equity Fund
By: /s/ Charles E. Porter
Name: Charles E. Porter
Title: Executive Vice President; Associate
Treasurer; Principal Executive
Officer and Compliance Liaison